Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated
Commission File No.: 001-09397

The following communication was sent to Baker Hughes employees:

Executive Announcement
To:	All Baker Hughes employees
From:	Martin Craighead, Chairman and CEO
Date:	December 22, 2014

Please See Important Information at the End of This Message

This year has been a remarkable one for Baker Hughes, and I couldn’t be more proud of our progress in several key areas. (See 2014 Year in Review.)

Most importantly, our safety record for the year is the best it has ever been in the history of Baker Hughes. Compared with the same time last year, 171 fewer employees were injured, and there were 57 fewer vehicle accidents. I count this as one of our most worthy achievements, especially when you take into account how we have grown in size and complexity. Our goal for the year was to double the number of Perfect HSE Days from 52 in 2013 to over 100 this year. We have made good progress, and you can help us reach this goal by keeping safety top of mind at all times – especially as you drive to and from work.

Last year, we added Courage to our Core Values, and this year we introduced a clear Purpose to the organization. We lived it not only within the company, but in the world at large when we asserted our industry leadership as the first oilfield services company to disclose the content of hydraulic fracturing chemicals. It was the right thing to do.

From an organizational standpoint, 2014 was our first full year to operate under a new structure that successfully enabled stronger ties between regions and product lines. These ties have led to better alignment across our technology portfolio, greater collaboration and sharing of best practices, and most importantly, an improved offering to our customers.

During the year we also accelerated the pace of innovation with the introduction of more than 160 new products and services, and we continued to strengthen the Baker Hughes Operating System with more than 630 processes and 28,000 procedures.

We are a remarkable company, and with the announcement to combine our company with Halliburton, we are positioned to have an even more remarkable future. When the transaction closes, we will have opportunities before us that were not previously possible for either company alone. (See The Deal at a Glance.)

The agreement comes at a significant moment in time. While exploration and production activity has remained high in 2014, the price of oil continues to decline to levels not seen since the U.S. financial crisis in 2008. Pricing pressure on our products and services will intensify next year as demand for oil and gas globally continues its downward trend. We have seen these cycles before, and market conditions will demand tough decisions from us in the months ahead.

We also recognize that combining two companies is not easy and creates additional uncertainty. But few companies have our talent and fortitude - after all, we routinely tackle the industry’s toughest challenges, and we will apply the same rigor and discipline to this effort. Not only do I believe our companies can be successfully combined, I believe we will be in a better position to thrive in the years ahead.

Keep in mind that Baker Hughes itself reflects the combination of two pioneering companies and numerous other acquisitions through the years that steadily enhanced our ability to deliver high-performance technology to our customers. Our agreement with Halliburton is another step in the journey to build a world-class oilfield services organization, and I am truly excited about the possibilities it brings to us.

My most sincere thanks to you for your hard work in 2014, and your energy, talent, and resourcefulness in 2015. Stay focused on delivering safe, compliant, and reliable service, and remember that the world is counting on us to stay true to our Purpose: enabling safe, affordable energy, improving people’s lives.

This message is intended exclusively for the individual or entity to which it is addressed. This communication may contain information that is proprietary, privileged, confidential or otherwise legally exempt from disclosure. If you are not the named addressee, or have been inadvertently and erroneously referenced in the address line, you are not authorized to read, print, retain, copy or disseminate this message or any part of it. If you have received this message in error, please notify the sender immediately by e-mail and delete all copies of the message.

Important Information For Investors And Stockholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval.  This communication relates to a proposed business combination between Baker Hughes Incorporated (“Baker Hughes”) and Halliburton Company (“Halliburton”).  In connection with this proposed business combination, on December 19, 2014, Halliburton filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus of Baker Hughes and Halliburton and other documents related to the proposed transaction.  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, Baker Hughes and Halliburton will each file with the SEC a definitive proxy statement/prospectus and other documents with respect to the proposed acquisition of Baker Hughes and a definitive proxy statement/prospectus will be mailed to stockholders of Baker Hughes and Halliburton.  INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND HALLIBURTON ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Baker Hughes and/or Halliburton through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Baker Hughes will be available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at trey.clark@bakerhughes.com or alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8039 or +1-713-439-8822.  Copies of the documents filed with the SEC by Halliburton will be available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@halliburton.com or by phone at +1-281-871-2688.

Participants in Solicitation

Baker Hughes, Halliburton, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 5, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 which was filed with the SEC on October 21, 2014 and its Current Reports on Form 8-K, which were filed with the SEC on June 10, 2014, September 10, 2014 and December 10, 2014.  Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 7, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 8, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 which was filed with the SEC on October 24, 2014 and its Current Reports on Form 8-K, which were filed with the SEC on July 21, 2014 and December 9, 2014.

These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Baker Hughes by Halliburton, including any statements regarding the expected timetable for completing the proposed transaction, benefits and synergies of the proposed transaction, future opportunities for the combined company and products, future financial performance and any other statements regarding Halliburton’s and Baker Hughes’ future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements.

All forward-looking information are subject to numerous risks and uncertainties, many of which are beyond the control of Baker Hughes and Halliburton, that could cause actual results to differ materially from the results expressed or implied by the statements.  These risks and uncertainties include, but are not limited to: failure to obtain the required votes of Baker Hughes’ or Halliburton’s stockholders; the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Baker Hughes and Halliburton and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’ products and services; the effects of the business combination of Baker Hughes and Halliburton, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements, and investigations; civil unrest, government expropriations and/or epidemic outbreaks; final court approval of, and the satisfaction of the conditions in, Halliburton’s September 2014 settlement relating to the Macondo well incident in the Gulf of Mexico; appeals of the multi-district litigation District Court's September 2014 ruling regarding Phase 1 of the trial, and future rulings of the District Court; results of litigation, settlements, and investigations not covered by the settlement or the District Court's rulings; actions by third parties, including governmental agencies, relating to the Macondo well incident; BP's April 2012 settlement relating to the Macondo well incident, indemnification, and insurance matters; with respect to repurchases of Halliburton common stock, the continuation or suspension of the repurchase program, the amount, the timing and the trading prices of Halliburton common stock, and the availability and alternative uses of cash; actions by third parties, including governmental agencies; changes in the demand for or price of oil and/or natural gas can be significantly impacted by weakness in the worldwide economy; consequences of audits and investigations by domestic and foreign government agencies and legislative bodies and related publicity and potential adverse proceedings by such agencies; protection of intellectual property rights and against cyber attacks; compliance with environmental laws; changes in government regulations and regulatory requirements, particularly those related to offshore oil and natural gas exploration, radioactive sources, explosives, chemicals, hydraulic fracturing services and climate-related initiatives; compliance with laws related to income taxes and assumptions regarding the generation of future taxable income; risks of international operations, including risks relating to unsettled political conditions, war, the effects of terrorism, and foreign exchange rates and controls, international trade and regulatory controls, and doing business with national oil companies; weather-related issues, including the effects of hurricanes and tropical storms; changes in capital spending by customers; delays or failures by customers to make payments owed to us; execution of long-term, fixed-price contracts; impairment of oil and natural gas properties; structural changes in the oil and natural gas industry; maintaining a highly skilled workforce; availability and cost of raw materials; and integration of acquired businesses and operations of joint ventures.  Expectations regarding business outlook, including changes in revenue, pricing, capital spending, profitability, strategies for our operations, oil and natural gas market conditions, customers’ business plans, market share and contract terms, costs and availability of resources, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.  Additional information concerning these and other factors can be found in Baker Hughes’ and Halliburton’s respective filings with the SEC and available through the SEC’s Electronic Data Gathering and Analysis Retrieval system at http://www.sec.gov, including Baker Hughes’ and Halliburton’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  The foregoing list of important factors is not exclusive.  Baker Hughes’ forward-looking statements are based on assumptions that Baker Hughes believes to be reasonable but that may not prove to be accurate.  Baker Hughes and Halliburton assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.